SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest CATER ALLEN INTERNATIONAL LIMITED
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION REFERS TO SHAREHOLDER NAMED IN PT. 2 ABOVE			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them CATER ALLEN INTERNATIONAL LIMITED
5.	Number of shares/amount of stock acquired 100,385,871	6.	Percentage of issued class 4.33%	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 28 MAY 2002	11.	Date company informed 30 MAY 2002
12.	Total holding following this notification 100,385,871			13.	Total percentage holding of issued class following this notification 4.33%

14.	Any additional information THIS HOLDING HAS ARISEN FROM A STOCK BORROWING & LENDING POSITION DONE UNDER THE APPROVED MASTER EQUITY AND FIXED INTEREST LENDING AGREEMENT AS A PRINCIPAL TRADING MEMBER OF THE LONDON STOCK EXCHANGE. BECAUSE OF THE NATURE OF THE HOLDING, THE SHAREHOLDER STATES THEY HAVE NO INTEREST OR VOTING CAPABILITY IN THE SAID ORDINARY SHARES.			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976
16.	Name and signature of authorised company official responsible for making this notification INES WATSON
Date of notification __30 May 2002___________________

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Company Monitoring and Enquiries; UK Listing Authority
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia